March 30, 2015

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Pamela Long

Assistant Director

Division of Corporation Finance

Re:	Real Goods Solar, Inc. Form PRE 14A Filed March 16, 2014 File No. 001-34044

Dear Ms. Long:

This letter is being submitted on behalf of Real Goods Solar, Inc. (the “Company”, “we”, “our”, or “us”) in response to comments received by the Company from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated March 26, 2015 with respect to the Company’s preliminary proxy statement on Form PRE 14A filed on March 16, 2015 with the Commission (the “Preliminary Proxy Statement”). The numbered paragraph and headings below correspond to the numbering and headings set forth in the comment letter. To assist in your review, the Staff’s comments are highlighted in bold typeface below and are followed by the Company’s responses.

The Company filed Amendment No. 1 to Preliminary Proxy Statement on Form PRE 14A on March 30, 2015 (the “Amended Proxy Statement”), which contains revisions in response to the Staff’s comments, and other edits. In addition to the EDGAR filing, the Company is delivering a hard copy of this letter, along with a courtesy copy of the Amended Proxy Statement marked to indicate changes from the Preliminary Proxy Statement.

General

1.	You refer on pages 3 and 8 to the ability of your board of directors to elect to amend your articles to affect the Reverse Stock Split in their sole discretion if Proposal 1 is approved. Please revise to state clearly what the text of this amendment would consist of, as well as under what circumstances this amendment would be made and under what circumstances this amendment would not be made. Please also clarify whether this proposal is amending the articles of incorporation to give the board these powers.

Company Response: The Company is not required to amend its articles of incorporation in connection with the reverse stock split under Colorado law. The language in question was included in the Preliminary Proxy Statement to give the Company’s board of directors flexibility to amend the Company’s articles of incorporation in the event that it deemed it desirable for purposes of establishing a clear record of the occurrence of the reverse stock split. However, because an amendment is not required under Colorado law, the Company has deleted the language in question in the Amended Proxy Statement.

2.	You refer on page 2, under Quorum and Voting Rights, to a voting agreement between Riverside, your board and your officers, to vote all shares held by those parties for the amendment of the articles of incorporation to increase the number of authorized shares. You do not discuss amending the articles to increase the number of authorized shares. Please clarify the nature of this voting agreement, and whether shareholders are currently being asked to vote on the increase of authorized shares.

Company Response: The Company is not seeking shareholder approval of an increase in its authorized shares. The language in question was inadvertently included in the Preliminary Proxy Statement and the Company has deleted it from the Amended Proxy Statement. The terms of the Securities Purchase Agreement the Company entered into in connection with its February 2015 offering require the Company to seek shareholder approval of (1) a reverse stock split and (2) an increase in the number of shares of Class A common stock authorized for issuance. The Company expects that the reverse stock split will reduce the number of outstanding shares of Class A common stock in a sufficient amount to obviate the need for an increase of authorized shares. As a result, the Company does not expect to seek shareholder approval to increase the number of shares of Class A common stock authorized for issuance under its articles of incorporation.

In connection with the foregoing, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or comments, please do not hesitate to contact me. Thank you.

Regards,

Paul Anderson

General Counsel